DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

[redacted]

DIVISION OF
CORPORATION FINANCE

06024863

January 30, 2006

Brian J. Lane
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/30/2006

Re: Eastman Kodak Company
Incoming letter dated December 29, 2005

Dear Mr. Lane:

This is in response to your letter dated December 29, 2005 concerning the shareholder proposal submitted to Kodak by Robert D. Morse. We also have received a letter from the proponent dated December 31, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-1717

31235

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

blane@gibsondunn.com

December 29, 2005

Direct Dial
(202) 887-3646
Fax No.
(202) 530-9589

Client No.
C 23116-00007

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareholder Proposal of Mr. Robert D. Morse*
Second Year of Two-Year Exclusion
Securities Exchange Act of 1934—Rule 14a-8(h)

Dear Ladies and Gentlemen:

On behalf of our client, Eastman Kodak Company ("Kodak" or the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, as notice of the Company's intention to exclude from its proxy statement and form of proxy for the 2006 Annual Meeting of Shareholders (collectively, the "2006 Proxy Materials") a shareholder proposal (the "Proposal") and a statement in support thereof received from Mr. Robert D. Morse (the "Proponent"). A copy of the Proposal and supporting statement, which Kodak received on August 19, 2005, and all related correspondence are attached hereto as Exhibit A.

We refer to the letter of the staff of the Division of Corporation Finance (the "Staff") to the Company dated January 5, 2005, a copy of which is attached hereto as Exhibit B. The referenced Staff letter, and the December 20, 2004 Kodak letter to which it responds (which is attached as an exhibit thereto) addressed issues relating to the Proponent's non-attendance at the Company's 2004 Annual Meeting of Shareholders. The Staff's January 2005 letter notified Kodak that it was permitted to exclude a proposal by the Proponent submitted with respect to any shareholder meetings held during calendar year 2005 and calendar year 2006 because of the Proponent's non-attendance at the Company's 2004 Annual Meeting of Shareholders.

Under Rule 14a-8(h)(1), the proponent of a shareholder proposal must attend the shareholders meeting to present the proposal or, alternatively, must send a representative who is qualified under state law to present the proposal on the proponent's behalf. Rule 14a-8(h)(3) provides that if a shareholder or a qualified representative fails, without good cause, to appear and present a proposal included in a company's proxy materials, the company will be permitted to exclude all of such shareholder's proposals from the company's proxy materials for any meetings held in the following two calendar years. The two calendar years following the Proponent's non-attendance in 2004 are 2005 and 2006. Accordingly, under Rule 14a-8(h)(3) and as stated in the Staff's January 2005 letter to Kodak, Kodak may exclude the Proposal submitted for inclusion in the 2006 Proxy Materials.

The Company intends to omit the Proposal from its 2006 Proxy Materials because the Proponent failed, without good cause, to attend the Company's 2004 Annual Meeting to present a proposal (the "2004 Proposal") that he had submitted for that meeting. The Company included the 2004 Proposal in the Company's 2004 Proxy Materials as Proposal No. 5 and was prepared to allow Proponent, or his qualified representative, to present the 2004 Proposal at the Company's 2004 Annual Meeting of Shareholders.

However, neither the Proponent nor his qualified representative attended the 2004 Annual Meeting of Shareholders. Moreover, the Proponent did not communicate to the Company any good reason for his absence. The Company did allow the shareholders to vote on the 2004 Proposal for the convenience of the shareholders since it was contained in the 2004 Proxy Materials. The Proponent is highly experienced in the process of submitting shareholder proposals and is well aware of the rules regarding the presentation of shareholder proposals. The Proponent has submitted numerous proposals to various companies over a period of many years, including to Kodak, and has repeatedly violated Rule 14a-8(h)(1). We note, in particular, that the Staff repeatedly has permitted exclusion of proposals submitted by the Proponent because of his failure to appear and present his proposals at shareholder meetings. *See, e.g., Wm. Wrigley, Jr. Company* (avail. Nov. 21, 2005); *Hudson United Bancorp* (avail. Oct. 6, 2005); *Smurfit Stone Container Corp.* (avail. Feb. 1, 2005); *Eastman Kodak Company* (avail. Jan. 5, 2005); *Hudson United Bancorp* (avail. Nov. 8, 2004); *Lucent Technologies Inc.* (avail. Oct. 27, 2004); *Poore Brothers, Inc.* (avail. Feb. 18, 2004); *Wm. Wrigley Jr. Company* (avail. Dec. 5, 2003); *Avaya Inc.* (avail. Nov. 14, 2003); *Poore Brothers, Inc.* (avail. Feb. 21, 2003); *NCR Corporation* (avail. Jan. 2, 2003); *Wm. Wrigley Jr. Company* (avail. Nov. 20, 2002); *Mattel, Inc.* (avail. Mar. 22, 2002); *Lucent Technologies Inc.* (avail. Sept. 21, 1999); *Mobil Corporation* (avail. Sept. 3, 1998).

As a result, the Company intends to omit, pursuant to Rule 14a-8(h)(3) and as stated in the Staff's January 2005 letter to Kodak, both: (i) the Proposal from its 2006 Proxy Materials, and (ii) any proposal made by the Proponent from its proxy materials for any special meetings of shareholders held in calendar year 2006.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than eighty (80) calendar days before Kodak files its definitive 2006 Proxy Materials with the Commission. On behalf of Kodak, we hereby agree to forward promptly to the Proponent any Staff response to this notice of intention that the Staff transmits by facsimile to us only. Consistent with the provisions of Rule 14a-8(j), copies of this correspondence are being provided concurrently to the Proponent.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671, or Laurence L. Hickey, Kodak's Corporate Secretary and Chief Governance Officer, at (585) 724-3378.

Sincerely,

Brian J. Lane/ela

Brian J. Lane

Attachments

cc: Laurence L. Hickey, Eastman Kodak Company
Robert D. Morse

Exhibit A

Legal Department

AUG 19 2005

212 Highland Ave.
Moorestown, NJ 08057-1717

Ph: 856 235 1711
August 15, 2005

Office of The Secretary
Eastman Kodak Company
343 State Street
Rochester, NY 14650-0218

Dear Secretary:

I, Robert D. Morse, of 212 Highland Ave., Moorestown, NJ 08057-2717, owner of $2000.00 or more of Eastman Kodak Company stock for over one year, wish to present the following proposal to be printed in the Year 2006 Proxy Materials for a vote. I will attempt to be represented at the meeting, and shall hold equity until after that time.

PROPOSAL

I propose that the Directors eliminate all remuneration for any one of Management in an amount above $500,000.00 per year. This excludes minor perks and necessary insurance. Like wise, no severance contracts are to be made.

REASONING:

If a person becomes unsatisfactory or unnecessary, it is not a necessity that they be paid to leave. It is possible for a person to enjoy a profitable and enjoyable life with the proposed amount, and even to underwrite their own retirement plan. The Proxy is required to publish remuneration of only five upper Management personnel. YOUR assets are being constantly diverted for Msnsement's gain. Most asset gains are the result of a good product or service, produced by the workers, successful advertising, and acceptance by the public market. Just being in a Management position does not materially affect these results, as companies seldom founder due to a changeover.

EXPLANATION:

The Directors are the group responsible for the need of this Proposal, as they determine remuneration, and under "Plurality" voting rules, cannot be defeated for election, even if only one vote "For" is received each, for the number of nominees presented. It is suggested that shareowners look deeper into why they are denied the "Right of Dissent"; but ONLY in the Vote for Directors column. It ,This is unconstitutional! The choice of "Against" was removed about Year 1975. You are asked to take a closer look to be knowledgeable for your voting decisions, as Management usually nominates Directors.

NOTE: Ford Motor Company agreed to return "Against" three years ago, showing the "American Way" spirit as a fine U.S. Corporation.

The Coca Cola Company eliminated "SAR's, severance packages, and options awards as
far back as 1998. The above actions are commendable.

----End of Proposal----

PS: I have all the copies of "Rules" I need. Recall the 26 pages "National Paperwork Recovery Act" ?

SINCERELY,

Robert D. Morse

These rhymes are for stress relief.
Not part of the presentation.

PUBLISHED POET

So !, now you've become an accomplished Poet ?
You just put up about fifty bucks to show it ?
The book received, beautifully bound;
Perhaps your included poem is most profound.
There is one angle that tickles me,
As you will very shortly see:
Since phones and addresses are deleted,
Your publishing efforts are defeated.
No royalties will ever be forthcoming;
You partook, found it heart-warming.
I submit: An offer made, you swallowed it:
I admit: You are a published Poet !
Yet, you and the printers are only ones who know it !

Robert Dennis Morse
6-10-05– 3:15PM—12 min.

"IF YOU WANT TO MAKE A CALL"

This message arrives in a haughty voice,
We then must hang up, there is no choice.
When we happen to punch a wrong number,
It is our fault, that we did blunder.
However, we need not be treated as a child,
And receive reproof that is more mild:
"Honey, you just dialed a non-right station,
Would you please try again, it's no humiliation".

8-11-05 –12:10AM—5min.
Robert Dennis Morse

TWILIGHT

There is a time, just before night,
When the sky is filled with colors to delight.
The observant person may want to know
What happens to make the sky aglow.
Well the a nswer is simply this:
You are looking at a scene of bliss.
The sun's mission is over for the day,
And he is just smiling as he slinks away.

Robert Dennis Morse

PILL AWRY ? OR PILLORY ? These rhymes are for stress relief. Not part of the presentation.

There are various shapes given to pills,
Most are intended to cure our ills.
Some are elongated, tiny, or round,
To be identified, not to confound.
The substances are derived from plants and soil,
I could even guess they come from oil.
My Partner consumes eight or ten a day,
As a continuation of life, in a way.
But, also developed a bit of misery,
Did she then, place herself in a pillory ?
Now that I critique them with mild flack,
Should we take one for: "Oh!, my aching back" ?

1-24-05 8:20AM 5 to 6 min.

PILLS GRIM

When pills are swallowed, it's a one way street,
They never know what they might meet.
So, when a person swallows six or eight,
Do they line up, according to weight ?
Just how do they know which way to go ?
Doesn't matter, just as the Pilgrims go:
Any direction, to get a new life,
And possibly arrive safely, without any strife.

10:20AM—2-14-05-3 min.

ODE TO MARY MORSE
[A new one-a-month $80.00 @ calcium pill]
"PILLS BURY"

This is a new word, perhaps to confound,
But may explain a new pill, just coming around.
The thought being to disperse over thirty days;
As to how this can happen, I'll show how it stays:
"You other pills, may go on ahead—
"I'll just be laying out my spread,
After which, I will go to bed".
"Pills bury themselves in tissue, you know,
And that helps to control their flow".
"With my being on the high cost side,
To make you well, I must abide,
So, as the other pills pass on through,
I'll be taking a nap, then there's work to do !"

5-28-05—5—10PM—12 Min. Robert Dennis Morse

Exhibit B

PR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

January 5, 2005

Brian J. Lane
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-5-2005

Re: Eastman Kodak Company
Incoming letter dated December 20, 2004

Dear Mr. Lane:

This is in response to your letter dated December 20, 2004 concerning the shareholder proposal submitted to Kodak by Robert D. Morse. We also have received a letter from the proponent dated December 27, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

January 5, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Eastman Kodak Company
Incoming letter dated December 20, 2004

The proposal requests that the board make a particular revision to its proxy materials.

There appears to be some basis for your view that Kodak may exclude the proposal under rule 14a-8(h)(3). We note your representation that Kodak included the proponent's proposal in its proxy statement for its 2004 annual meeting, but that neither the proponent nor his representative appeared to present the proposal at this meeting. Moreover, the proponent has not stated a "good cause" for the failure to appear. Under the circumstances, we will not recommend enforcement action to the Commission if Kodak omits the proposal from its proxy materials in reliance on rule 14a-8(h)(3). This response will also apply to any future submissions to Kodak by the same proponent with respect to any shareholder meetings held during calendar year 2005 and calendar year 2006. In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Kodak relies.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

blane@gibsondunn.com

December 20, 2004

Direct Dial
(202) 887-3646
Fax No.
(202) 530-9589

Client No.
C 23116-00007

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareholder Proposal of Mr. Robert D. Morse*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Eastman Kodak Company ("Kodak"), intends to omit from its proxy statement and form of proxy for its 2005 Annual Shareholders Meeting (collectively, the "2005 Proxy Materials") a shareholder proposal and supporting statement (the "Proposal") received from Mr. Robert D. Morse (the "Proponent"). The Proposal, which Kodak received on August 27, 2004, and all related correspondence are attached hereto as Exhibit A.

The Proposal requests that Kodak "return the word "Against" to all voting cards on the vote for Director for the Year 2005 meeting." On behalf of our client, we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal may be excluded from the 2005 Proxy Materials on the bases set forth below.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its exhibits. Also in accordance with Rule 14a-8(j), we are mailing on this date a copy of this letter and its exhibits to the Proponent, informing him of Kodak's intention to exclude the Proposal from the 2005 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Kodak files its definitive 2005 Proxy Materials with the Commission. On behalf of

Kodak, we hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to Kodak only.

BASES FOR EXCLUSION

We believe that the Proposal may be properly excluded from the 2005 Proxy Materials pursuant to the following rules:

I. **Rule 14a-8(h)(3), because neither the Proponent nor his qualified representative attended the Company's 2004 Annual Meeting to present the Proponent's shareholder proposal contained in the Company's 2004 proxy statement;**

II. **Rule 14a-8(i)(2) and Rule 14a-8(i)(3), because implementation of the Proposal would result in Kodak's 2005 Proxy Materials being false or misleading under Rule 14a-9;**

III. **Rule 14a-8(i)(8), because the Proposal relates to the election of directors;**

IV. **Rule 14a-8(i)(10), because Kodak has substantially implemented the Proposal; and**

V. **Rule 14a-8(i)(6), because the Proposal asks Kodak to accomplish the impossible.**

Alternatively, should the Staff not concur that the Proposal is excludable under one of the bases set forth above, we respectfully request that the Staff concur that portions of the Proposal may be excluded as materially false and misleading under Rule 14a-8(i)(3).

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(h)(3) Because Neither the Proponent Nor His Qualified Representative Attended the Company's 2004 Annual Meeting to Present the Proponent's Shareholder Proposal Contained in the Company's 2004 Proxy Statement.

Under Rule 14a-8(h)(1), the proponent of a shareholder proposal must attend the shareholders meeting to present the proposal or, alternatively, must send a representative who is qualified under state law to present the proposal on the proponent's behalf. Rule 14a-8(h)(3) provides that if a shareholder or a qualified representative fails, without good cause, to appear and present a proposal included in a company's proxy materials, the company will be permitted to exclude all of such shareholder's proposals from the company's proxy materials for any meetings held in the following two calendar years.

The Company intends to omit the Proposal from its 2005 Proxy Materials because the Proponent failed, without good cause, to attend the Company's 2004 annual meeting of shareholders to present a proposal that he had submitted for that meeting (the "2004 Proposal"). The Company included the 2004 Proposal in the Company's 2004 proxy statement as Proposal No. 5 and was prepared to allow Proponent, or his qualified representative, to present the 2004 Proposal at the Company's 2004 annual meeting of shareholders.

However, neither Proponent nor his qualified representative attended the 2004 annual meeting of shareholders, which was held on May 12, 2004 in Rochester, New York. Moreover, the Proponent did not communicate to the Company any good reason for his absence. The Company did allow the shareholders to vote on the 2004 Proposal for the convenience of the shareholders since it was contained in the 2004 proxy statement. The Proponent is highly experienced at making shareholder proposals and is well aware of the rules regarding presentation of shareholder proposals. The Proponent has submitted numerous proposals to various companies over a period of many years, including to the Company, and has repeatedly violated Rule 14a-8(h)(1). We note, in particular, that the Staff repeatedly has permitted exclusion of proposals submitted by the Proponent because of his failure to appear and present his proposals at shareholder meetings. *See, e.g., Hudson United Bancorp* (avail. Nov. 8, 2004); *Lucent Technologies Inc.* (avail. Oct. 27, 2004); *Poore Brothers, Inc.* (avail. Feb. 18, 2004); *Wm. Wrigley Jr. Company* (avail. Dec. 5, 2003); *Avaya Inc.* (Nov. 14, 2003); *Poore Brothers, Inc.* (avail. Feb. 21, 2003); *NCR Corporation* (avail. Jan. 2, 2003); *Wm. Wrigley Jr. Company* (avail. Nov. 20, 2002); *Mattel, Inc.* (avail. Mar. 22, 2002); *Lucent Technologies Inc.* (avail. Sept. 21, 1999); *Mobil Corporation* (avail. Sept. 3, 1998).

As a result, the Company believes that under Rule 14a-8(h)(3) it may: (i) exclude the Proposal from the 2005 Proxy Materials, and (ii) omit any proposal made by Proponent from the proxy materials for all shareholders' meetings held in calendar years 2005 and 2006.

II. The Proposal May Be Excluded under Rule 14a-8(i)(2) and Rule 14a-8(i)(3) Because Implementation would Result in Kodak's 2005 Proxy Materials Being False or Misleading under Rule 14a-9.

Under Rule 14a-8(i)(2), a company may omit a shareholder proposal from its proxy materials if the proposal's implementation would cause the company to violate any state, federal or foreign law to which it is subject. Moreover, a company may omit a shareholder proposal under Rule 14a-8(i)(3) if the proposal is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9. Rule 14a-9 provides that "no solicitation . . . shall be made by means of any proxy statement . . . containing any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statement therein not false or misleading . . . ." As discussed in detail below, the Staff has issued no-action relief under Rule 14a-8(i)(2) and Rule 14a-8(i)(3) with respect to numerous proposals submitted by the Proponent requesting that the word "Against" be included in companies' proxy cards for the election of directors. Consistent with these previous Staff decisions, we believe that Kodak may properly omit the Proposal from its 2005 Proxy Materials pursuant to Rules 14a-8(i)(2) and 14a-8(i)(3) because the Proposal would cause Kodak to violate Rule 14a-9.

The Proposal requests that Kodak change the format of Kodak's proxy card to "return the word "Against" to all voting cards on the vote for Director for the Year 2005 meeting." The Staff recently granted no-action relief with respect to two proposals submitted by the Proponent to Avaya Inc. ("Avaya"). *See Avaya Inc.* (avail. Nov. 4, 2004). The first *Avaya* proposal is identical to the Proposal, and the second *Avaya* proposal is identical to the Proposal except that it was modified to add "in the vote for Directors" after "return the word 'Against' to all voting cards." The Staff concurred that both proposals are excludable under Rule 14a-8(i)(2) on the basis that, "because Avaya's governing instruments do not opt out of the plurality voting that is otherwise specified by Delaware law, it appears that implementation of the proposals would result in Avaya's proxy materials being false or misleading under rule 14a-9."

Kodak is a New Jersey corporation. Section 14A:5-24(3) of the New Jersey Business Corporation Act ("NJBCA") states that "[e]xcept as otherwise provided by the certificate of incorporation, directors shall be elected by a plurality of the votes cast at an election." Kodak's Restated Certificate of Incorporation does not contain any provision altering or opting out of Section 14A:5-24(3) of the NJBCA. *See* Exhibit B. Therefore, the directors of Kodak, like those at Avaya, are elected by a plurality vote.

Under plurality voting, nominees for director who receive the greatest number of favorable votes are elected. As a consequence, a vote "against" a director, in and of itself, has no effect. Even if a greater number of votes were voted against the election of a particular nominee than were voted for election, the nominee would nonetheless be elected so long as the votes for election exceeded the number of votes cast in favor of other nominees. Thus, under the NJBCA in light of Kodak's Certificate of Incorporation, votes cast against a nominee director will have no "legal effect." Although not admitted to practice law in the State of New Jersey, I am generally familiar with the NJBCA. Accordingly, the Staff may rely on foregoing statements regarding New Jersey law as an opinion of counsel pursuant to Rule 14a-8(j)(2)(iii) of the Exchange Act.

Moreover, in 1979, when the Commission adopted amendments to Rule 14a-4 that prescribes the form of the proxy card, the Commission specifically considered and rejected a requirement, similar to that contained in the Proposal, that proxy cards provide a space for shareholders to vote "against" nominees for directors. *See Shareholder Communications, Shareholder Participation in the Corporate Electoral Process and Corporate Governance Generally*, Exchange Act Release No. 16356 at 11 (Nov. 21, 1979), 18 *SEC Docket* 997, 999 (December 4, 1979). Instead, the Commission determined to require that proxy cards provide a space for shareholders to withhold voting authority for directors because, in a plurality voting situation, a vote "against" a director has no effect. Consequently, to provide shareholders a proxy card that indicates the shareholder may vote "against" a director, therefore, could mislead a shareholder into believing that a vote "against" a director will be given effect in the tabulation of votes cast. Recognizing this potential for confusion in amending Rule 14a-4, the Commission stated, "with respect to a security holder's ability to vote for or against an individual nominee, the Commission acknowledges that an "against" vote may have questionable legal effect and therefore could be confusing and misleading to shareholders." *Id.* Accordingly, the term "withhold authority" has been substituted in the rule. Implementing the Proposal would require Kodak to follow the very procedure that was rejected by the Commission as misleading to shareholders. Kodak would be required to format its proxy card in a manner inconsistent with Rule 14a-4, and its proxy card would be misleading because it would give shareholders the misimpression that "against" votes would have an effect on the outcome of the election. This result would contravene Rule 14a-9, as the Staff recognized in the significant no-action letter precedent cited above.

The Staff also has granted no-action relief on identical grounds to several companies incorporated in New Jersey with respect to nearly identical proposals submitted by the Proponent, including to Kodak in 2003. *See Eastman Kodak Company* (avail. Jan. 24, 2003). *See also Hudson United Bancorp* (avail. Jan. 2, 2003 and Dec. 6, 2002); *Merck & Co., Inc.* (avail. Jan. 2, 2003); *Exxon Mobil Corporation* (avail. Mar. 28, 2002) (Recon.). Similarly, the Staff has granted the same relief with respect to companies incorporated in other states where those companies do not opt out of the applicable state's plurality voting standard. For example, in response to a no-action request from AT&T Corp. ("AT&T"), the Staff agreed it would take no action if, pursuant to Rule 14a-8(i)(2), AT&T excluded a proposal that was substantially identical to the proposal in *Avaya* and to the Proposal. *See AT&T Corp.* (avail. Mar. 11, 2002) (*Recon.*). Similar to the Staff's conclusion in *Avaya*, the Staff in *AT&T* found that "AT&T's governing instruments do not opt out of the plurality voting that is otherwise specified by New York law, and therefore it appears that implementation of the proposal would result in AT&T's proxy materials being false or misleading under rule 14a-9." *See, e.g., AT&T Corp.* (avail. Feb. 26, 2003) (New York law); *CSX Corporation* (avail. Jan. 2, 2003) (Virginia law); *The Coca-Cola Co.* (avail. Feb. 6, 2002) (Delaware law).

In sum, the Proposal requests that Kodak provide for votes "against" directors in Kodak's proxy even though Kodak's governing instruments do not opt out of plurality voting that is otherwise specified by New Jersey law. Therefore, Kodak requests the Staff's concurrence that Kodak may omit the Proposal under Rule 14a-8(i)(2) and Rule 14a-8(i)(3) because implementation of the Proposal would result in Kodak's 2005 Proxy Materials being false and misleading in violation of Rule 14a-9.

III. The Proposal May Be Excluded under Rule 14a-8(i)(8) Because It Relates to the Election of Directors.

Kodak believes that it may exclude the Proposal because it requests that Kodak include in the 2005 Proxy Materials a shareholder's solicitation for votes against Kodak's director nominees. Rule 14a-8(i)(8) allows a company to exclude a shareholder proposal when the proposal "relates to an election for membership on the company's board of directors or analogous governing body." The Commission has stated that "the principal purpose of [paragraph (i)(8)] is to make clear, with respect to corporate elections that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since the proxy rules, including Rule 14a-11, are applicable." SEC Release No. 34-12598 (July 7, 1976).

The Proposal requests that Kodak provide shareholders the ability to vote against specific Kodak director nominees (*i.e.*, those being considered at the 2005 annual meeting). Moreover, the statement in support of the Proposal asserts that "[b]y voting out company nominated directors, your say has an effect on rejecting Directors who defy your wishes to reduce Management's outlandish remuneration." In this respect, the Proposal is comparable to proposals seeking to require a company to furnish proxy advisory firm voting recommendations in the company's proxy materials. As a result of recent technological changes, reduced regulation of proxy solicitations and other developments that promote communications among shareholders, non-traditional election contests may arise even with respect to director nominations submitted by a company's board. If a proxy advisory proposal were implemented, from time to time the third-party advice would include a recommendation to vote against one or more of the management's candidates. The dissemination of such advice contrary to management's recommendations would amount to an "election contest" in opposition to board nominees, circumventing Rule 14a-12(c) and the other proxy rules governing election contests, which are designed to protect shareholders by imposing disclosure obligations and other procedural safeguards when a shareholder solicits against the company's board nominees. Consequently, on multiple recent occasions, the Staff has concurred that proxy advisory proposals relate to the election of directors and therefore may be omitted from proxy material under Rule 14a-8(i)(8). *See, e.g., Tenet Healthcare Corp.* (avail. Mar. 15, 2004); *Peabody Energy Corp.* (avail. Feb. 19, 2004); *PG&E Corp.* (avail. Feb. 4, 2004); *Wilshire Oil Co. of Texas* (avail. March 28, 2003); *Healthsouth Corp.* (avail. Mar. 10, 2003); *Lipid Sciences, Inc.* (avail. May 2, 2002); *Exxon Mobil Corp.* (avail. Mar. 20, 2002); *Cirrus Logic, Inc.* (avail. July 18, 2000); *Gillette Co.* (avail. Feb. 25, 2000); *Bristol-Myers Squibb Co.* (avail. Feb. 24, 2000); *Citigroup Inc.* (avail. Feb. 24, 2000); *Warner-Lambert Co.* (avail. Feb. 24, 2000); *Equus II Inc.* (avail. Feb. 24, 2000); *Pfizer, Inc.* (avail. Feb. 22, 2000).

The Staff has consistently permitted the exclusion of proposals that similarly question the suitability of directors to hold office. In *Xerox Corp.* (avail. Mar. 9, 2001), the Staff concurred on the basis of Rule 14a-8(i)(8) that a proposal may be excluded that included accusatory statements that current directors had committed a "serious breach of trust," were "dominated and influenced by employee directors," and must "accept responsibility for [the] unacceptable performance" of the company. *See also Honeywell Int'l. Inc.* (avail. Mar. 2, 2000); *Black & Decker Corp.* (avail. Jan. 21, 1997).

Furthermore, the Staff has previously granted no-action relief under Rule 14a-8(i)(8) to companies that received similar proposals from the Proponent. The Staff determined that one of Proponent's prior proposals could be omitted in its entirety unless the following supporting statement was deleted: "Please vote YES for this proposal and place an 'X—against All', for #1 proposal on line for 'except' director nominees, until they stop this practice." *See Phillips-Van Heusen Corp.* (avail. Apr. 6, 1999); *Crown Cork & Seal Co., Inc.* (avail. Feb. 24, 1999); *Entergy Corp.* (avail. Jan 19, 1999).

In *AT&T Corp.* (avail. Mar. 11, 2002) (*Recon.*), *Wm. Wrigley Jr. Co.* (avail. Jan. 2, 2002), and *Exxon Mobil Corp.* (avail. Feb. 26, 2002), the Proponent's proposals included an additional proposal: "FURTHER: Since Management claims the right to advise an 'AGAINST' vote in matters presented by Shareowners, I likewise have the right to ask for a vote 'AGAINST' all Company select nominees for Director until directors stop the practice of excessive remuneration for Management other than base pay and some acceptable perks." The Staff, agreeing with the companies' treatment of the statement as a separate proposal, found that it was excludable under Rule 14a-8(i)(8).

Similarly, the Proponent here seeks to foster votes against Kodak's board nominees. The Proposal does not relate to Kodak's general solicitation process, but instead specifically addresses voting on its nominees at Kodak's annual meetings. Like the Proponent's past proposals, this Proposal attempts to garner votes against the current directors with impugning allegations that, among other things, the directors are engaging in "outlandish remuneration." Because the Proposal's stated purpose is to generate votes in opposition to Kodak's director nominees, we believe it is excludable under Rule 14a-8(i)(8).

IV. The Proposal May Be Excluded under Rule 14a-8(i)(10) Because It Has Been Substantially Implemented.

The Proposal is moot because Kodak's existing proxy card and a proxy card, as revised by the Proposal, would produce the identical result in determining which director nominee is elected to Kodak's board. Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if it has been rendered moot because a company has already substantially implemented the proposal. The Staff has indicated that for a proposal to be omitted as moot under this rule, it need not be implemented in full or precisely as presented. The applicable standard under the rule is one of substantial implementation. *See* Release No. 34-20091 (August 16, 1983).

The Proposal seeks to change the proxy card by using the word "against" in the election of directors section of the proxy card, rather than "withhold." As previously discussed, Kodak is a New Jersey company and, because Kodak's Certificate of Incorporation does not opt out of the New Jersey provision for plurality voting for directors, a vote "against" a director has no effect under the laws of New Jersey. As a result, regardless of whether the proxy card contains the word "withhold" or the word "against," the same directors would be elected, creating an identical result. Thus, we believe that the Proposal may be excluded under Rule 14a-8(i)(10) because the Proposal has already been substantially implemented since the outcome of the election of directors would be identical if the word "against" were to be substituted for the word "withhold" on Kodak's proxy card.

Moreover, the Proponent does not specify whether the Proposal applies to all matters that may be brought before the annual meeting for a vote or whether it is intended to apply only to the election of directors. To the extent the Proposal applies to matters other than the election of directors, the Proposal may be excluded under Rule 14a-8(i)(10) as it has been substantially implemented. Kodak will include an "Against" voting option for all matters other than the election of directors on Kodak's proxy card for the 2005 stockholders' meeting as it has done in prior years. As such, pursuant to Rule 14a-8(i)(10), we request the Staff's concurrence that Kodak may exclude the Proposal, to the extent that it applies to matters other than the election of directors, from the 2005 Proxy Materials. To the extent the Proposal is intended to apply to the election of directors, we believe that Kodak may exclude the Proposal from its 2005 Proxy Materials for the reasons set forth elsewhere in this letter.

V. The Proposal Is Excludable under Rule 14a-8(i)(6) Because the Proposal asks Kodak to Accomplish the Impossible.

Rule 14a-8(i)(6) permits the omission of a shareholder proposal and any statement in support thereof if the proposal deals with a matter beyond a company's power to effectuate. The Proposal requests that Kodak's shareholders approve, at the 2005 annual meeting changes to Kodak's proxy cards "for the Year 2005 meeting." Kodak would be incapable of implementing such a change as proposed. The Proposal calls for a vote of shareholders at the 2005 meeting to change the voting cards for the 2005 meeting. If the Proposal was to obtain the requisite shareholder approval at the 2005 annual meeting, Kodak would lack the power to implement the Proposal as the 2005 annual meeting will have been held and completed. Thus, we believe that the Proposal is excludable under Rule 14a-8(i)(6) because Kodak lacks the power to implement it.

VI. Portions of the Proposal are Materially False And Misleading in Violation of Proxy Rule 14a-9 and, Therefore, Require Revision Under Rule 14a-8(i)(3).

Should the Staff determine that the Proposal is not excludable under the bases discussed above, we respectfully request that the Staff require the Proponent to revise the Proposal pursuant to Rule 14a-8(i)(3) because the Proposal contains numerous statements that are materially false or misleading in violation of Rule 14a-9.

SEC Staff Legal Bulletin No. 14B (avail. Sept. 15, 2004) (SLB 14B) reiterates that Rule 14a-8(i)(3) permits exclusion of a proposal or statement that is contrary to Rule 14a-9. As discussed above, Rule 14a-9 provides that no solicitation may be made by means of a communication containing any statement "which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact or which omits to state any material fact necessary in order to make the statements therein not false and misleading." Note (b) to Rule 14a-9 states that "misleading" material includes that which "[d]irectly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." Specifically, unfounded assertions representing the unsubstantiated personal opinion of a shareholder have long been viewed as excludable under this provision. *See, e.g., Detroit Edison Co.* (avail. Mar. 4, 1983) (statements implying company engaged in improper "circumvention of . . . regulation" and "obstruction of justice" without factual foundation provided a basis for excluding the proposal under former Rule 14a-8(c)(3)) and *MascoTech, Inc.* (avail. April 3, 2000) (statement that "[t]urnover [of directors] reduces the possibility of inbreeding—so prevalent historically at Masco companies—and provides sources of new ideas, viewpoints, and approaches" could be omitted under Rule 14a-8(i)(3)). Furthermore, SLB 14B states, in relevant part, "reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate" where:

- "statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation"; and
- "the company demonstrates objectively that a statement is materially false or misleading."

As discussed above with respect to the Proposal, and as discussed below with respect to the supporting statement, in light of the numerous ways in which the Proposal and supporting statement are false and misleading, it is appropriate to exclude the entire Proposal. If the Staff does not agree with the exclusion of the entire proposal, we request that no action be taken if we omit the statements described herein.

1. <u>The Proposal Impugns Kodak's Management in Violation of Rule 14a-9.</u>

The Proposal contains several unsupported, false and misleading assertions that Kodak's officers and directors are acting improperly. As stated above, SLB 14B supports the exclusion of statements that "directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation." Specifically, we believe that the following statements improperly impugn the character of Kodak's officers and directors and charge that they have acted improperly:

- "These are YOUR assets being diverted for mostly Management's gain;" and
- "A fair stated salary and minimal perks are sufficient to maintain a good lifestyle, not an exorbitant one that they desire."

The first statement indicates that Kodak's leadership has acted improperly by wasting corporate assets. The second statement impugns the character of Kodak's management by indicating that these individuals "desire" an "exorbitant" lifestyle. The Proponent provides no supporting evidence for any of these allegations, which are, at most, the Proponent's opinions.

In addition, these statements are irrelevant to the subject matter of the Proposal, the return of "Against" to voting cards in the election of directors, and are likely to cause shareholder confusion regarding the matter on which they are being asked to vote. These statements each impugn Kodak's management and directors without factual foundation and do not relate to the matter on which shareholders are being asked to vote and are therefore all false and misleading in violation of Rule 14a-9.

2. The Proposal Mischaracterizes the Proxy Materials.

The Proposal also mischaracterizes Kodak's Proxy Materials in contravention of Rule 14a-8(i)(3). As stated above, SLB 14B supports exclusion or modification of statements where "the company demonstrates objectively that a statement is materially false or misleading." On this basis, we believe the following statements must be excluded: "You are denied 'The Right of Dissent', a violation of the Constitution or the Bill of Rights."

This statement is materially false and misleading for a number of reasons. First, not having "against" on the voting cards for director elections is not a violation of the Constitution or the Bill of Rights. Second, the proxy card provides shareholders an opportunity to withhold votes on the election of directors and to abstain from voting on each other agenda matter. Thus, Kodak's proxy materials effectively provide a means for a shareholder to dissent. As discussed above, Rule 14a-4 does not contemplate any method by which a shareholder may vote out of office a director nominee when a company is incorporated in a state that does not give legal effect to "against" votes in the election of directors, and this is the case with Kodak, a New Jersey corporation. Thus, under both state law and the proxy rules, there is no "right" to vote against director nominees. As a result, the Proposal's statement suggesting otherwise is both false and misleading in violation of Rule 14a-9.

CONCLUSION

We respectfully request that the Staff concur that under Rule 14a-8(h)(3) the Company may: (i) exclude the Proposal from the 2005 Proxy Materials, and (ii) omit any proposal made by Proponent from the proxy materials for all shareholders' meetings held in calendar years 2005 and 2006. Alternatively, should the Staff not concur with that analysis, we respectfully request that the Staff take no action if Kodak excludes the Proposal from its 2005 Proxy Materials for the reasons set forth above.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671, or Laurence Hickey, Kodak's Corporate Secretary and Chief Governance Officer, at (585) 724-3378.

Sincerely,

Brian J. Lane

Attachments

cc: Laurence Hickey, Eastman Kodak Company
Robert D. Morse

EXHIBIT A

Legal Department

AUG 27 2004

Robert D. Morse
212 Highland Ave.
Moorestown, NJ. 08057-2717

Ph: 856 235 1711
August 24, 2004

Office of The Secretary
Eastman Kodak Company
343 State Street
Rochester, NY 14650-0218

Dear Secretary:

I wish to enter the enclosed Proposal to be printed in the Year 2005 Proxy Material. for a vote. I will hold my necessary equity in the Company until after the meeting. I also can provide evidence that I am unable to attend, but will try to be represented at the meeting. My wife had a mild heart attack at the end of Year 2003, was in 2 hospitals, and is undergoing daily blood sugar tests, and has been taking 7 or 8 pills daily to alleviate her ailments. This requires my nearby presence to monitor such. Thank you for your understanding.

Sincerely,

Robert D. Morse
Robert D. Morse

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Ph: 856 235 1711
August 24, 2004

Office of The Secretary
Eastman Kodak Company
343 State Street
Rochester, NY 14650-0218

PROPOSAL

I, Robert D. Morse, of 212 Highland Ave., Moorestown, NJ 08057-2717, propose that Management and Directors return the word "Against" to all voting cards for the Year 2005 meeting.

REASONS: As you vote, keep in mind that "Against" was removed from most all proxy ballots about 1975, but ONLY in the vote for DIRECTORS BOX. Most major companies registered in DE, MD, NJ, NY, and VA have explained that shareowners might be "confused" that they would be voting "Against", when they have no right to if voting under "Plurality"—Contrived Rules adopted by those States and Corporate Registrants therein. Under this system, any nominee can be elected with even one vote "For" if that many are listed as available for the number of directors requested.

You are denied "The Right of Dissent", a violation of the Constitution, and/or The Bill of Rights. Insist on a return to Democracy, not a power grab. Example: In year 2003 the CEO of ExxonMobil Corp. gained $28 million as a result of this process. Since Management nominates the Directors, might this not come under a "conflict of interest" interpretation ? These are YOUR assets being diverted for mostly Management's gain.

Ford Motor Company agreed to return "Against" two years ago, showing the American Way spirit as a fine U.S. Corporation.

By voting out company nominated directors, your say has an effect on rejecting Directors who defy your wishes to reduce Management's outlandish remuneration. Remember that the Product or Services, and its Advertising and Acceptance are the source of income. A fair stated salary and minimal perks are sufficient to maintain a good lifestyle, not an exorbitant one that they desire.

Thank you All for accepting this as good advice for the proper conduct of the Company.

Robert D. Morse
Robert D. Morse

These Rhymes are for stress relief;
Not a part of the presentation.

EXHIBIT

THREE MINUTE GIG

I've been invited to three meets in a row,
And what happened, I'll let you know.
The first, I drove some forty miles,
And the company execs were all smiles.
Then I learned there were some limits,
I could not talk beyond three minutes.
On arrival I had used an hours time,
And was placed in back, which was just fine.
But when I spoke, the stockholders craned their neck,
To see my face, and I asked the chair to show respect.
Next, I drove north about twice as far,
Not expecting to be the star.
I was handed a microphone, right up front,
And soon I realized an affront.
They cut me off without a warning,
And put a stop to my barnstorming.
The shareowners quietly accepted the Rule,
Leaving me feeling I was treated quite cruel.

Robert Dennis Morse

5-20-00

This rhyme is for stress relief
and how misinterpretation may occur. .

EXHIBIT

EXAMPLE OF
MISINTERPRETATION

PRETTY MAID

"Where are you going, my pretty Maid?"
"Kind Sir, I'm going to Market," she say'd.
"Well, if you are going to mark it, that would be a pity,
For you would be writing the very first graffiti!"

Robert Dennis Morse
1986

Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Securities & Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Ph: 856 235 1711
December 27, 2004

Ladies and Gentlemen:

Re: Entergy Corporation
Eastman Kodak "
Dated Dec. 20, 2004
Occidental Petroleum Corp
Dated Dec. 22, 2004

It seems appropriate under 'The Paperwork Reduction Act of 1995", that I respond to all three objections with minimal use of paper, they being in the same general format in a request to delete printing my Proposal.

It still appears that the SEC has "no defined" printed solution as to what is or is not a "good valid reason" for non-attendance to present a Proposal at a Shareowner's Meeting. Therefore, mine is being declared such. I am aware that the Rules 14a and its various explanations in the SEC Act of 1934 were contrived and promulgated for the specific purpose of denying the right for two years for non-compliance with such. There is no Rule stating that a Proponent can request compensation for normal expenses, while Executives can freely attend in numbers at the Company's [and Shareowner's loss] expense. Not being possessed of legal talent, I still can observe that a penalty is being requested from the S.E.C. for a non-defined resolution of "good valid reason".

As to the "plurality" voting, I notified the S.E.C. that such State[s] Rules are in violation of the Constitution, and/or The Bill of Rights, as a denial of "The Right to Dissent" to our citizens. The "false and misleading" statements were imbedded in the claim that plurality voting is legal and must be observed when claim not to "opt out" is made.

6 copies to SEC
1 copy to each Corporation
Rhymes for stress relief.
Not part of presentation.

Sincerely, Robert D. Morse

Robert D. Morse

ese rhymes are for stress relief.
t part of the presentation

FOR SCORE

"Four score and seven years ago—"
Are famous words that continue to glow.
They pronounced we have certain rights,
And as an American, continually delights
Me, except for a later endeavor.
Corporate minds introduced something clever,
To perpetuate themselves, with a State Rule
That now needs removal, or we have a duel,
Coming up in Federal Court, you'll see,
And winning "Dissent" will again delight me.

Robert Dennis Morse
12-11-04 7:45AM 8Min.

EXPLANATION

I trust these rhymes need not cause a rift,
Since they arrived to me as a "Gift".
"What will this guy write next?"
"Can't say, as I have not yet received the text!"

Robert Dennis Morse
1 or 2 Min. 5"30AM 12-13-04

APPLICATION

Why have I not gone down as "Rhymist" in history?
"Not yet nominated !", solves the mystery.

SAINT NICK'S DAY

Why will I not be writing for you that day ?
Well, I wouldn't presume to get in the way.
I am not going to interrupt Saint Nick,
As he and his reindeer do their trick.
Perhaps you are now understanding my drift,
That most of my rhymes occur as a "Gift".
The thought suddenly occurs to me:
Perhaps Saint Nick happens to be
The Doctor who delivered God's child to you and me !

Robert Dennis Morse
8 Min. 12-16-04 3:45AM

These rhymes are for stress relief.
Not part of the presentation.

IN A WEEK

Should you have a problem, the job to seek.
Is one that you are capable of learning in a week.
You could improve circumstances, by using your mind,
Instead of drifting through life as others of your kind.

A MOTHER'S CURSE ?

Did Mother feel obligated to put a curse on me,
Because my behavior upset her, you see ?
I, as a youngster, quarreled with my kin,
Not thinking, of course, that it wore her thin.
Now some disturbances are intended to be,
Recompense for past performances of me ?

DISTURBANCE

Each day gets busier as I read the news,
As a "Gift" occurs, and I express my views.
Many times, it interrupts my sleep,
But the results amaze me, I shall not weep.
A Christmas tree is alight next door,
As it pleases me to write once more.

Robert Dennis Morse
2 min. 12-17-04 6:30AM

THOUGHT PROCESS

Why do people resent a critic ?
Perhaps because their mind is in a thicket.
Thomas Edison was my favorite one,
Since he produced a light bulb and won
The right to be a person of self-acclaim,
As poor lighting at night was to blame.

Robert Dennis Morse

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

RECEIVED
2006 JAN -9 PM 4:41
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Ph: 856 235 1711
December 31, 2005

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
450 Fifth St. NW.
Washington, DC 20549

Re Letter of Dec.29, 05
Eastman Kodak Corporation

Ladies and Gentlemen:

Here is my reply to the "Basis For Exclusion" claim filed by attorneys for Eastman Kodak Company:

1. Non Attendance. My wife had a mild heart attack the latter part of Dec. 2003. She was in Virtua Memorial Hospital, Mt. Holly, NJ, and then transferred to Deborah Hospital, Browns Mills, NJ , where a stent was installed. She requires daily blood count tests, and takes 8 pills or more daily, which I must monitor. I was not required to call in the last minute that I could not find a substitute person. The only addresses available are those of other proponents and they are only interested in their own agenda. The S.E.C. has yet to publish what constitutes "a valid" reason, therefore mine is valid. I still stand by the claim that the "Attendance Rule" is directed to dissuade or deter an opponent, there being no purpose of appearing before the partial group of shareowners who may attend, and the expense is excessive if travel is any distance to talk for a stipulated three minutes time in order to close the business part of meeting in a hurry.

II. "False or misleading" My Proposal is quite clear. Counsel is directing thought away from the main issue: That "Plurality" voting only in the choice of Directors guarantees their election no matter which way shareowners vote. This "1979 Rule was obtained by those having an interest in perpetuating their position. Why only in this instance and no other except to really mislead, as the former method was correct. To deprive one of a "Right of Dissent" for their own benefit IS unconstitutional.

III. Of course it "Relates to Directors" That is where the problem lies. Management nominates Directors, who in turn set remuneration for Management and programs have escalated from cash salaries to options, rights, SAR's, retirement and severance payments. Options alone have caused greed and misuse by many as noted in ongoing indictments and prison terms. Deletion and return to cash salary would curtail a lot of misdeeds.

IV. "Kodak has "substantially implemented" .Implemented what? Not returning "Against" to its proper place on the proxy card hardly fills that claim. .Ford Motor rightly agreed.

V "Proposal asks Kodak to do the impossible" Again you are being led to believe that "Plurality" voting in N J and other states was not contrived for one purpose, to benefit themselves and deprive shareowners of a former "Against" legal process of making a choice. As noted by counsel claims, the Company does not ":opt out" of the State Rules. It is not impossible to change back to an "Against" proxy box.

My explanation of the ongoing process is of importance for shareowners to understand the situation, as Management does not print the fact that the process ensures a "win" for their nominees.

If any part of my Proposal is misdirected, I will delete as proposed by counsel's summation request and in time for printing. My Proposal was entered months ago.

6 copies to S.E.C.
1 copy to Kodak
Rhymes for stress relief.
Not part of presentation, but informative.

Sincerely,

Robert D. Morse
Robert D Morse

EXHIBIT

Legal Department

AUG 27 2004

Robert D. Morse
212 Highland Ave.
Moorestown, NJ. 08057-2717

Ph: 856 235 1711
August 24, 2004

Office of The Secretary
Eastman Kodak Company
343 State Street
Rochester, NY 14650-0218

Dear Secretary:

I wish to enter the enclosed Proposal to be printed in the Year 2005 Proxy Material. for a vote. I will hold my necessary equity in the Company until after the meeting. I also can provide evidence that I am unable to attend, but will try to be represented at the meeting. My wife had a mild heart attack at the end of Year 2003, was in 2 hospitals, and is undergoing daily blood sugar tests, and has been taking 7 or 8 pills daily to alleviate her ailments. This requires my nearby presence to monitor such. Thank you for your understanding.

Sincerely,

Robert D. Morse
Robert D. Morse

EXHIBIT

properly omit the Proposal from its 2005 Proxy Materials pursuant to Rules 14a-8(i)(2) and 14a-8(i)(3) because the Proposal would cause Kodak to violate Rule 14a-9.

The Proposal requests that Kodak change the format of Kodak's proxy card to "return the word "Against" to all voting cards on the vote for Director for the Year 2005 meeting." The Staff recently granted no-action relief with respect to two proposals submitted by the Proponent to Avaya Inc. ("Avaya"). *See Avaya Inc.* (avail. Nov. 4, 2004). The first *Avaya* proposal is identical to the Proposal, and the second *Avaya* proposal is identical to the Proposal except that it was modified to add "in the vote for Directors" after "return the word 'Against' to all voting cards." The Staff concurred that both proposals are excludable under Rule 14a-8(i)(2) on the basis that, "because Avaya's governing instruments do not opt out of the plurality voting that is otherwise specified by Delaware law, it appears that implementation of the proposals would result in Avaya's proxy materials being false or misleading under rule 14a-9."

Kodak is a New Jersey corporation. Section 14A:5-24(3) of the New Jersey Business Corporation Act ("NJBCA") states that "[e]xcept as otherwise provided by the certificate of incorporation, directors shall be elected by a plurality of the votes cast at an election." Kodak's Restated Certificate of Incorporation does not contain any provision altering or opting out of Section 14A:5-24(3) of the NJBCA. *See* Exhibit B. Therefore, the directors of Kodak, like those at Avaya, are elected by a plurality vote. PROOF OF "CONSTRIVED" CORP "WIN"

Under plurality voting, nominees for director who receive the greatest number of favorable votes are elected. As a consequence, a vote "against" a director, in and of itself, has no effect. Even if a greater number of votes were voted against the election of a particular nominee than were voted for election, the nominee would nonetheless be elected so long as the votes for election exceeded the number of votes cast in favor of other nominees. Thus, under the NJBCA in light of Kodak's Certificate of Incorporation, votes cast against a nominee director will have no "legal effect." Although not admitted to practice law in the State of New Jersey, I am generally familiar with the NJBCA. Accordingly, the Staff may rely on foregoing statements regarding New Jersey law as an opinion of counsel pursuant to Rule 14a-8(j)(2)(iii) of the Exchange Act.

Moreover, in 1979, when the Commission adopted amendments to Rule 14a-4 that prescribes the form of the proxy card, the Commission specifically considered and rejected a requirement, similar to that contained in the Proposal, that proxy cards provide a space for shareholders to vote "against" nominees for directors. *See Shareholder Communications, Shareholder Participation in the Corporate Electoral Process and Corporate Governance Generally*, Exchange Act Release No. 16356 at 11 (Nov. 21, 1979), 18 *SEC Docket* 997, 999 (December 4, 1979). Instead, the Commission determined to require that proxy cards provide a space for shareholders to withhold voting authority for directors because, in a plurality voting situation, a vote "against" a director has no effect. Consequently, to provide shareholders a proxy card that indicates the shareholder may vote "against" a director, therefore, could mislead a shareholder into believing that a vote "against" a director will be given effect in the tabulation

EXHIBIT

of votes cast. Recognizing this potential for confusion in amending Rule 14a-4, the Commission stated, "with respect to a security holder's ability to vote for or against an individual nominee, the Commission acknowledges that an "against" vote may have questionable legal effect and therefore could be confusing and misleading to shareholders." *Id.* Accordingly, the term "withhold authority" has been substituted in the rule. Implementing the Proposal would require Kodak to follow the very procedure that was rejected by the Commission as misleading to shareholders. Kodak would be required to format its proxy card in a manner inconsistent with Rule 14a-4, and its proxy card would be misleading because it would give shareholders the misimpression that "against" votes would have an effect on the outcome of the election. This result would contravene Rule 14a-9, as the Staff recognized in the significant no-action letter precedent cited above.

The Staff also has granted no-action relief on identical grounds to several companies incorporated in New Jersey with respect to nearly identical proposals submitted by the Proponent, including to Kodak in 2003. *See Eastman Kodak Company* (avail. Jan. 24, 2003). *See also Hudson United Bancorp* (avail. Jan. 2, 2003 and Dec. 6, 2002); *Merck & Co., Inc.* (avail. Jan. 2, 2003); *Exxon Mobil Corporation* (avail. Mar. 28, 2002) (Recon.). Similarly, the Staff has granted the same relief with respect to companies incorporated in other states where those companies do not opt out of the applicable state's plurality voting standard. For example, in response to a no-action request from AT&T Corp. ("AT&T"), the Staff agreed it would take no action if, pursuant to Rule 14a-8(i)(2), AT&T excluded a proposal that was substantially identical to the proposal in *Avaya* and to the Proposal. *See AT&T Corp.* (avail. Mar. 11, 2002) (*Recon.*). Similar to the Staff's conclusion in *Avaya*, the Staff in *AT&T* found that "AT&T's governing instruments do not opt out of the plurality voting that is otherwise specified by New York law, and therefore it appears that implementation of the proposal would result in AT&T's proxy materials being false or misleading under rule 14a-9." *See, e.g., AT&T Corp.* (avail. Feb. 26, 2003) (New York law); *CSX Corporation* (avail. Jan. 2, 2003) (Virginia law); *The Coca-Cola Co.* (avail. Feb. 6, 2002) (Delaware law).

In sum, the Proposal requests that Kodak provide for votes "against" directors in Kodak's proxy even though Kodak's governing instruments do not opt out of plurality voting that is otherwise specified by New Jersey law. Therefore, Kodak requests the Staff's concurrence that Kodak may omit the Proposal under Rule 14a-8(i)(2) and Rule 14a-8(i)(3) because implementation of the Proposal would result in Kodak's 2005 Proxy Materials being false and misleading in violation of Rule 14a-9.

THIS IS THE ISSUE - NO RIGHT OF DISSENT! "PLURALITY" UNCONSTITUTIONAL

III. The Proposal May Be Excluded under Rule 14a-8(i)(8) Because It Relates to the Election of Directors.

Kodak believes that it may exclude the Proposal because it requests that Kodak include in the 2005 Proxy Materials a shareholder's solicitation for votes against Kodak's director nominees. Rule 14a-8(i)(8) allows a company to exclude a shareholder proposal when the proposal "relates to an election for membership on the company's board of directors or

EXHIBIT

In addition, these statements are irrelevant to the subject matter of the Proposal, the return of "Against" to voting cards in the election of directors, and are likely to cause shareholder confusion regarding the matter on which they are being asked to vote. These statements each impugn Kodak's management and directors without factual foundation and do not relate to the matter on which shareholders are being asked to vote and are therefore all false and misleading in violation of Rule 14a-9.

2. <u>The Proposal Mischaracterizes the Proxy Materials.</u>

The Proposal also mischaracterizes Kodak's Proxy Materials in contravention of Rule 14a-8(i)(3). As stated above, SLB 14B supports exclusion or modification of statements where "the company demonstrates objectively that a statement is materially false or misleading." On this basis, we believe the following statements must be excluded: "You are denied 'The Right of Dissent', a violation of the Constitution or the Bill of Rights."

A CORRECT STATEMENT

This statement is materially false and misleading for a number of reasons. First, not having "against" on the voting cards for director elections is not a violation of the Constitution or the Bill of Rights. Second, the proxy card provides shareholders an opportunity to withhold votes on the election of directors and to abstain from voting on each other agenda matter. Thus, Kodak's proxy materials effectively provide a means for a shareholder to dissent. As discussed above, Rule 14a-4 does not contemplate any method by which a shareholder may vote out of office a director nominee when a company is incorporated in a state that does not give legal effect to "against" votes in the election of directors, and this is the case with Kodak, a New Jersey corporation. Thus, under both state law and the proxy rules, there is no "right" to vote against director nominees. As a result, the Proposal's statement suggesting otherwise is both false and misleading in violation of Rule 14a-9.

NOT A "NO" OR AGAINST VOTE

A GURANTEED "WIN" ARRANGEMENT

These rhymes are for stress relief.
Not part of the presentation.

PLURALITY TWO

A word was devised, called "Plurality",
Which I am thinking, should not be—
Allowed for use in a corporate proxy.
The word "Against" was removed, you see.
Now, Management wins in the Director's vote,
"Abstain" and "Withhold" have no power, please note.
Why was "Plurality" voting installed in 1975 ?
Only, of course, to always win for their guise

ATTITUDE

I've just experienced another "Attitude":
And for its happening, it must be understood.
When Corporate Legal's resent a Proposal,
They put an S.E.C. Rule at their disposal.
One must prove ownership of a year or more,
Of two grand value, and where in store.
They will not accept one's monthly report;
Demand a written letter, such a poor sport.
This is juxtaposition to that of a happy Dude,
Since their position is taken to be rude !

MOSTLY LOSERS

Let's discuss the Gambling Trade,
And note the millions of profits made.
It really is not a mercantile operation,
Since it only offers a win/lose equation.
The losses are ongoing for the patron,
Who is enticed, and finds elation
By the flipping cards, spinning wheels,
Tumbling dice, and half-price meals.
The most ridiculous claim ever made:
"Gambling is kept as an honest trade,
Ever since Adam went gamboling with Eve,
He never had any cards up his sleeve !"

Robert Dennis Morse

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 30, 2006

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Eastman Kodak Company
Incoming letter dated December 29, 2005

The proposal relates to compensation.

There appears to be some basis for your view that Kodak may exclude the proposal under rule 14a-8(h)(3). We note your representation that Kodak included the proponent's proposal in its proxy statement for its 2004 annual meeting, but that neither the proponent nor his representative appeared to present the proposal at this meeting. Moreover, the proponent has not stated a "good cause" for the failure to appear. Under the circumstances, we will not recommend enforcement action to the Commission if Kodak omits the proposal from its proxy materials in reliance on rule 14a-(h)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Kodak relies

Sincerely,

Mary Beth Breslin
Special Counsel